SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Hycroft Mining Holding Corporation

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

44862P109

(CUSIP Number)

Jason Mudrick Mudrick Capital Management, L.P. 527 Madison Avenue, 6th Floor New York, New York 10022 (646) 747-9500

with a copy to:
Jaclyn L. Cohen, Esq. Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, NY 10153 (212) 310-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 29, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	NAME OF REPORTING PERSONS Jason Mudrick
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 32,477,130*
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 32,477,130*
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,477,130
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.54%**
(14)	TYPE OF REPORTING PERSON IN

*       Reflects beneficial ownership as the sole member of each of Mudrick Capital GP, the general partner of Mudrick Capital (which is the managing member of Sponsor); Mudrick Drawdown Fund GP, the general partner of Mudrick Drawdown Fund; Mudrick Drawdown Fund II GP, the general partner of Mudrick Drawdown Fund II; Mudrick Senior Secured GP, the general partner of Mudrick Senior Secured Fund; and Mudrick GP, the general partner of Mudrick Opportunity Fund and Mudrick Specialty Fund (in each case, as defined herein).

**       The calculation is based on 60,655,934 shares of HYMC Common Stock outstanding, which includes (i) the 50,160,042 shares of HYMC Common Stock outstanding as of May 29, 2020, as set forth in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 4, 2020 (the “Closing 8-K”), (ii) 9,200,000 Sponsor Warrants (as defined herein) held by Sponsor, which are exercisable into 9,200,000 shares of HYMC Common Stock (as defined herein) and (iii) 1,295,892 Private Placement Warrants (as defined herein) held collectively by certain of the Mudrick Funds (as defined herein), which are exercisable into 1,295,892 shares of HYMC Common Stock.

(1)	NAME OF REPORTING PERSONS Mudrick Capital Management, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 32,477,130*
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 32,477,130*
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,477,130
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.54%**
(14)	TYPE OF REPORTING PERSON IA

*       Reflects beneficial ownership as the managing member of Sponsor and the investment manager of the Mudrick Funds.

**       The calculation is based on 60,655,934 shares of HYMC Common Stock outstanding, which includes (i) the 50,160,042 shares of HYMC Common Stock outstanding as of May 29, 2020, as set forth in the Closing 8-K, (ii) 9,200,000 Sponsor Warrants held by Sponsor, which are exercisable into 9,200,000 shares of HYMC Common Stock and (iii) 1,295,892 Private Placement Warrants held collectively by certain of the Mudrick Funds (as defined here) as described herein, which are exercisable into 1,295,892 shares of HYMC Common Stock.

(1)	NAME OF REPORTING PERSONS Mudrick Capital Acquisition Holdings LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 14,013,180*
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 14,013,180*
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,013,180*
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.61%**
(14)	TYPE OF REPORTING PERSON OO

*       Reflects (i) 4,813,180 shares of HYMC Common Stock (as defined herein) and (ii) 9,200,000 shares of HYMC Common Stock issuable upon the exercise of 9,200,000 Sponsor Warrants (as defined herein).

**       The calculation is based on 59,360,042 shares of HYMC Common Stock outstanding, which includes (i) the 50,160,042 shares of HYMC Common Stock outstanding as of May 29, 2020, as set forth in the Closing 8-K and (ii) 9,200,000 Sponsor Warrants exercisable into 9,200,000 shares of HYMC Common Stock.

(1)	NAME OF REPORTING PERSONS Mudrick Capital Management, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 32,477,130*
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 32,477,130*
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,477,130
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.54%**
(14)	TYPE OF REPORTING PERSON OO

*       Reflects beneficial ownership as the general partner of Mudrick Capital (as defined herein).

**       The calculation is based on 60,655,934 shares of HYMC Common Stock outstanding, which includes (i) the 50,160,042 shares of HYMC Common Stock outstanding as of May 29, 2020, as set forth in the Closing 8-K, (ii) 9,200,000 Sponsor Warrants held by Sponsor, which are exercisable into 9,200,000 shares of HYMC Common Stock and (iii) 1,295,892 Private Placement Warrants held collectively by certain of the Mudrick Funds as described herein, which are exercisable into 1,295,892 shares of HYMC Common Stock.

(1)	NAME OF REPORTING PERSONS Mudrick Distressed Opportunity Fund Global, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 8,105,383*
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 8,105,383*
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,105,383*
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.04%**
(14)	TYPE OF REPORTING PERSON PN

*       Reflects (i) 7,724,035 shares of HYMC Common Stock and (ii) 381,348 shares of HYMC Common Stock issuable upon the exercise of 381,348 Private Placement Warrants.

**       The calculation is based on 50,541,390 shares of HYMC Common Stock outstanding, which includes (i) the 50,160,042 shares of HYMC Common Stock outstanding as of May 29, 2020, as set forth in the Closing 8-K and (ii) 381,348 Private Placement Warrants exercisable into 381,348 shares of HYMC Common Stock.

(1)	NAME OF REPORTING PERSONS Mudrick Distressed Opportunity Specialty Fund, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 640,297*
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 640,297*
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 640,297*
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.28%**
(14)	TYPE OF REPORTING PERSON PN

*       Reflects (i) 595,034 shares of HYMC Common Stock and (ii) 45,263 shares of HYMC Common Stock issuable upon the exercise of 45,263 Private Placement Warrants.

**       The calculation is based on 50,205,305 shares of HYMC Common Stock outstanding, which includes (i) the 50,160,042 shares of HYMC Common Stock outstanding as of May 29, 2020, as set forth in the Closing 8-K and (ii) 45,263 Private Placement Warrants exercisable into 45,263 shares of HYMC Common Stock.

(1)	NAME OF REPORTING PERSONS Mudrick GP, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 8,745,680*
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 8,745,680*
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,745,680*
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.29**
(14)	TYPE OF REPORTING PERSON OO

 *       Reflects beneficial ownership as the general partner of Mudrick Opportunity Fund and Mudrick Specialty Fund (each as defined herein).

**       The calculation is based on 50,586,653 shares of HYMC Common Stock outstanding, which includes (i) the 50,160,042 shares of HYMC Common Stock outstanding as of May 29, 2020, as set forth in the Closing 8-K and (ii) 426,611 Private Placement Warrants exercisable into 426,611 shares of HYMC Common Stock.

(1)	NAME OF REPORTING PERSONS Mudrick Distressed Senior Secured Fund Global, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 49,132*
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 49,132*
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,132*
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.10%**
(14)	TYPE OF REPORTING PERSON PN

*       Reflects (i) 34,410 shares of HYMC Common Stock and (ii) 14,722 shares of HYMC Common Stock issuable upon the exercise of 14,722 Private Placement Warrants.

**       The calculation is based on 50,174,764 shares of HYMC Common Stock outstanding, which includes (i) the 50,160,042 shares of HYMC Common Stock outstanding as of May 29, 2020, as set forth in the Closing 8-K and (ii) 14,722 Private Placement Warrants exercisable into 14,722 shares of HYMC Common Stock.

(1)	NAME OF REPORTING PERSONS Mudrick Senior Secured Fund GP, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 49,132*
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 49,132*
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,132*
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.10%**
(14)	TYPE OF REPORTING PERSON OO

*       Reflects beneficial ownership as the general partner of Mudrick Senior Secured Fund (as defined herein).

**       The calculation is based on 50,174,764 shares of HYMC Common Stock outstanding, which includes (i) the 50,160,042 shares of HYMC Common Stock outstanding as of May 29, 2020, as set forth in the Closing 8-K and (ii) 14,722 Private Placement Warrants exercisable into 14,722 shares of HYMC Common Stock.

(1)	NAME OF REPORTING PERSONS Mudrick Distressed Opportunity Drawdown Fund, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 1,858,052*
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 1,858,052*
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,858,052*
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.70%**
(14)	TYPE OF REPORTING PERSON PN

 *       Reflects (i) 1,817,559 shares of HYMC Common Stock and (ii) 40,493 shares of HYMC Common Stock issuable upon the exercise of 40,493 Private Placement Warrants.

**       The calculation is based on 50,200,535 shares of HYMC Common Stock outstanding, which includes (i) the 50,160,042 shares of HYMC Common Stock outstanding as of May 29, 2020, as set forth in the Closing 8-K and (ii) 40,493 Private Placement Warrants exercisable into 40,493 shares of HYMC Common Stock.

(1)	NAME OF REPORTING PERSONS Mudrick Distressed Opportunity Drawdown Fund GP, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 1,858,052*
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 1,858,052*
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,858,052*
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.70%**
(14)	TYPE OF REPORTING PERSON OO

*       Reflects beneficial ownership as the general partner of Mudrick Drawdown Fund (as defined herein).

**       The calculation is based on 50,200,535 shares of HYMC Common Stock outstanding, which includes (i) the 50,160,042 shares of HYMC Common Stock outstanding as of May 29, 2020, as set forth in the Closing 8-K and (ii) 40,493 Private Placement Warrants exercisable into 40,493 shares of HYMC Common Stock.

(1)	NAME OF REPORTING PERSONS Mudrick Distressed Opportunity Drawdown Fund II, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 713,920*
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 713,920*
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 713,920*
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.42%**
(14)	TYPE OF REPORTING PERSON PN

 *       Reflects (i) 500,000 shares of HYMC Common Stock and (ii) 213,920 shares of HYMC Common Stock issuable upon the exercise of 213,920 Private Placement Warrants.

**       The calculation is based on 50,373,962 shares of HYMC Common Stock outstanding, which includes (i) the 50,160,042 shares of HYMC Common Stock outstanding as of May 29, 2020, as set forth in the Closing 8-K and (ii) 213,920 Private Placement Warrants exercisable into 213,920 shares of HYMC Common Stock.

(1)	NAME OF REPORTING PERSONS Mudrick Distressed Opportunity Drawdown Fund II GP, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 713,920*
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 713,920*
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 713,920*
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.42%**
(14)	TYPE OF REPORTING PERSON OO

 *       Reflects beneficial ownership as the general partner of Mudrick Drawdown Fund II.

**       The calculation is based on 50,373,962 shares of HYMC Common Stock outstanding, which includes (i) the 50,160,042 shares of HYMC Common Stock outstanding as of May 29, 2020, as set forth in the Closing 8-K and (ii) 213,920 Private Placement Warrants exercisable into 213,920 shares of HYMC Common Stock.

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the shares of Class A common stock, par value $0.0001 per share (the “HYMC Common Stock”), of Hycroft Mining Holding Corporation, a Delaware corporation (formerly known as Mudrick Capital Acquisition Corporation, the “Company” or “HYMC” or, prior to the business combination as described below, “MUDS”).

The principal executive offices of the Company are located at 8181 E. Tufts Avenue, Denver, CO 80237.

Item 2. Identity and Background

(a) This Statement is being jointly filed by:

(i)	Jason Mudrick, as: the sole member of each of Mudrick Capital GP, the general partner of Mudrick Capital (which is the managing member of Sponsor); Mudrick Drawdown Fund GP, the general partner of Mudrick Drawdown Fund; Mudrick Drawdown Fund II GP, the general partner of Mudrick Drawdown Fund II; Mudrick Senior Secured GP, the general partner of Mudrick Senior Secured Fund; and Mudrick GP, the general partner of Mudrick Opportunity Fund and Mudrick Specialty Fund (in each case, as defined herein);

(ii)	Mudrick Capital Management, L.P., a Delaware limited partnership (“Mudrick Capital”), as the managing member of Sponsor and the investment manager to the Mudrick Funds (as defined below);

(iii)	Mudrick Capital Management, LLC, a Delaware limited liability company (“Mudrick Capital GP”), as the general partner of Mudrick Capital;

(iv)	Mudrick Capital Acquisition Holdings LLC, a Delaware limited liability company (“Sponsor”), with respect to the shares of HYMC Common Stock it beneficially owns directly;

(v)	Mudrick Distressed Opportunity Fund Global, L.P., a Cayman Islands limited partnership (“Mudrick Opportunity Fund”), with respect to the shares of HYMC Common Stock it beneficially owns directly;

(vi)	Mudrick Distressed Opportunity Specialty Fund, L.P., a Delaware limited partnership (“Mudrick Specialty Fund”), with respect to the shares of HYMC Common Stock it beneficially owns directly;

(vii)	Mudrick GP, LLC, a Delaware limited liability company (“Mudrick GP”), as the general partner of Mudrick Opportunity Fund and Mudrick Specialty Fund;

(viii)	Mudrick Distressed Senior Secured Fund Global, L.P., a Delaware limited partnership (“Mudrick Senior Secured Fund”; and, together with Mudrick Opportunity Fund, Mudrick Specialty Fund, Mudrick Drawdown Fund and certain accounts managed by Mudrick Capital (the “Managed Accounts”), the “Initial Mudrick Subscribers”), with respect to the shares of HYMC Common Stock it beneficially owns directly;

(ix)	Mudrick Senior Secured Fund GP, LLC, a Delaware limited liability company (“Mudrick Senior Secured GP”), as the general partner of Mudrick Senior Secured Fund;

(x)	Mudrick Distressed Opportunity Drawdown Fund, L.P., a Delaware limited partnership (“Mudrick Drawdown Fund”), with respect to the shares of HYMC Common Stock it beneficially owns directly;

(xi)	Mudrick Distressed Opportunity Drawdown Fund GP, LLC, a Delaware limited liability company (“Mudrick Drawdown Fund GP”), as the general partner of Mudrick Drawdown Fund;

(xii)	Mudrick Distressed Opportunity Drawdown Fund II, L.P., a Delaware limited partnership (“Mudrick Drawdown Fund II”; and, together with the Initial Mudrick Subscribers, the “Mudrick Funds”), with respect to the shares of HYMC Common Stock it beneficially owns directly; and

(xiii)	Mudrick Distressed Opportunity Drawdown Fund II GP, LLC, a Delaware limited liability company (“Mudrick Drawdown Fund II GP”), as the general partner of Mudrick Drawdown Fund II.

(xiv)	Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

(b) The business address of each Reporting Person and each other person identified in Item 2(a) above pursuant to General Instruction C to Schedule 13D is 527 Madison Avenue, 6th Floor, New York, NY 10022.

(c) The principal business of Sponsor and each of the Mudrick Funds is investing in securities. The principal business of Mudrick Capital is acting as the managing member of Sponsor and as the investment manager to the Mudrick Funds. The principal business of Mudrick Capital GP is acting as the general partner of Mudrick Capital. The principal business of Mudrick GP is acting as the general partner of Mudrick Opportunity Fund and Mudrick Specialty Fund. The principal business of Mudrick Senior Secured GP is acting as the general partner of Mudrick Senior Secured Fund. The principal business of Mudrick Drawdown Fund GP is acting as the general partner of Mudrick Drawdown Fund. The principal business of Mudrick Drawdown Fund II GP is acting as the general partner of Mudrick Drawdown Fund II. The principal occupation of Mr. Mudrick is serving as the sole member of each of Mudrick Capital GP, Mudrick Drawdown Fund GP, Mudrick Drawdown Fund II GP, Mudrick Senior Secured GP, and Mudrick GP.

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Mudrick is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in or incorporated by reference in Items 4, 5 and 6 of this Statement is incorporated by reference in its entirety into this Item 3.

As more fully described in Item 4 below, the securities reported on this Statement reflect the consummation of a business combination contemplated by the Purchase Agreement (as defined below) and the transactions consummated in connection therewith.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the shares of HYMC Common Stock, the Private Placement Warrants and the Sponsor Warrants for investment purposes.

On May 29, 2020, the Company consummated the transactions contemplated by the Purchase Agreement, dated as of January 13, 2020 and amended on February 26, 2020 (the “Purchase Agreement”), by and among the Company, MUDS Acquisition Sub, Inc. (“Acquisition Sub”) and Hycroft Mining Corporation (“Hycroft” or “Seller”). Pursuant to the Purchase Agreement, Acquisition Sub acquired all of the issued and outstanding equity interests of the direct subsidiaries of Hycroft and substantially all of the other assets and assumed substantially all of the liabilities of Hycroft, a US-based gold and silver producer operating the Hycroft mine located in the mining region of northern Nevada (the “business combination”). An aggregate of 15,140,584 shares of HYMC Common Stock were issued to Hycroft as consideration in the business combination, which shares were promptly distributed pro rata to Hycroft’s shareholders. As part of such pro rata distribution, Mudrick Opportunity Fund, Mudrick Drawdown Fund, Mudrick Specialty Fund and certain of the Managed Accounts, in each case in such entity’s capacity as a stockholder of Hycroft, received an aggregate of 5,817,015 shares of HYMC Common Stock. Capitalized terms used but not defined herein have the same meaning as set forth in the final joint proxy statement/prospectus filed by the Company with the U.S. Securities and Exchange Commission on May 7, 2020.

Concurrently with the execution of the Purchase Agreement, Mudrick Opportunity Fund, Mudrick Drawdown Fund, Mudrick Specialty Fund, certain of the Managed Accounts and certain other persons or entities (the “Exchange Holders”) entered into that certain Exchange Agreement (the “Exchange Agreement”), dated as of January 13, 2020 and amended on May 28, 2020, by and among Acquisition Sub, Seller and the Exchange Holders, pursuant to which an aggregate of 20,871,236 shares of HYMC Common Stock were issued to the Exchange Holders in exchange for the transfer by the Exchange Holders of certain promissory notes of Hycroft held by the Exchange Holders. The Mudrick Funds party to the transactions contemplated by the Exchange Agreement received an aggregate of 8,322,119 shares of HYMC Common Stock valued at $10.00 per share in exchange for promissory notes of Hycroft having equivalent aggregate value.

On January 13, 2020, the Initial Mudrick Subscribers and certain other persons or entities entered into Subscription/Backstop Agreements with the Company, which were subsequently amended on May 28, 2020 to increase the aggregate funding amount contemplated thereunder (as amended or otherwise modified, the “Subscription Agreements”). Also on May 28, 2020, each of the Initial Mudrick Subscribers assigned a portion of their rights and obligations under the Subscription Agreements to Mudrick Drawdown Fund II. On May 29, 2020, in connection with the consummation of the business combination, the Mudrick Funds consummated the transactions contemplated by the Subscription Agreements, pursuant to which the Mudrick Funds purchased an aggregate of 3,028,924 shares of HYMC Common Stock and 1,295,892 warrants to purchase one (1) share of HYMC Common Stock at an exercise price of $11.50 per share (the “Private Placement Warrants”) for an aggregate purchase price of $30,289,200.10.

The purchases of the shares of HYMC Common Stock and Private Placement Warrants pursuant to the Subscription Agreements were funded by available capital of the applicable Mudrick Funds.

Prior to the consummation of the business combination, Sponsor beneficially owned 5,200,000 shares of MUDS’ Class B common stock, par value $0.0001 per share and 6,700,000 warrants to purchase one (1) share of HYMC Common Stock at an exercise price of $11.50 per share (the “Sponsor Warrants”). On May 29, 2020, immediately prior to the consummation of the business combination, Sponsor surrendered to MUDS 3,511,820 shares of MUDS’ Class B common stock for cancellation in accordance with the terms of the Purchase Agreement and that certain letter agreement, dated as of January 13, 2020, by and between the Company and sponsor (the “Parent Sponsor Letter Agreement”). In accordance with the terms of the Parent Sponsor Letter Agreement and the amended and restated certificate of incorporation of MUDS, as amended, in effect immediately prior to the consummation of the business combination, the remaining 1,688,180 shares MUDS’ Class B common stock held by Sponsor were converted into an equal number of shares of HYMC Common Stock (the “Conversion”).

Concurrently with the consummation of the business combination, Sponsor purchased 3,125,000 shares of HYMC Common Stock and 2,500,000 Sponsor Warrants, for an aggregate purchase price of $25,000,000, in accordance with the terms of the Forward Purchase Contract, dated January 24, 2018, by and between the Company and sponsor (the “Forward Purchase Contract”). The purchases of the securities pursuant to the Forward Purchase Contract were funded by available capital of the applicable Mudrick Funds.

Copies of the Purchase Agreement, the Exchange Agreement, the amendment to the Exchange Agreement, the form of Subscription Agreement, the form of amendment to the Subscription Agreement, the Forward Purchase Contract and the Parent Sponsor Letter Agreement are included as Exhibits 1, 2, 3, 4, 5, 6 and 7, respectively, hereto and are incorporated by reference herein.

The Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) inclusive of the Instructions of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Company on a continuing basis.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of HYMC Common Stock at prices that would make the purchase or sale of HYMC Common Stock desirable, the Reporting Persons may endeavor to increase or decrease their position in the Company through, among other things, the purchase or sale of HYMC Common Stock on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

Notwithstanding the foregoing, pursuant to the terms of the 2018 Warrant Agreement (as defined below), with respect to the Sponsor Warrants, the 2020 Warrant Agreement (as defined below), with respect to the Private Placement Warrants, and the related warrant certificates, no Sponsor Warrant or Private Placement Warrants, as applicable, may be exercised unless at the time of exercise (i) a registration statement covering the shares of HYMC Common Stock to be issued upon exercise is effective under the Securities Act of 1933, as amended, and (ii) a prospectus thereunder relating to the shares of HYMC Common Stock is current, except through “cashless exercise” as provided under the 2018 Warrant Agreement or the 2020 Warrant Agreement, as applicable, if a registration statement covering the HYMC Common Stock underlying the Sponsor Warrants or the Private Placement Warrants, as applicable, is not effective by July 28, 2020. In addition, the Reporting Persons may determine to exercise all or a portion of the Sponsor Warrants and/or the Private Placement Warrants from time to time in accordance with the terms of such warrants.

Item 5. Interest in Securities of the Issuer.

The information set forth in Items 2, 3 and 4 is hereby incorporated by reference into this Item 5. The responses set forth on rows 7 through 13 of the cover pages of this Statement are incorporated by reference in this Item 5.  The beneficial ownership information that follows is as of June 28, 2020, assuming that the Sponsor Warrants and the Private Placement Warrants beneficially owned by the Reporting Persons, as applicable, are exercisable as of such date.

(a) The Reporting Persons may be deemed to beneficially own an aggregate of 21,981,238 shares of HYMC Common Stock, 9,200,000 shares of HYMC Common Stock issuable upon the exercise of 9,200,000 Sponsor Warrants, and 1,295,892 shares of HYMC Common Stock issuable upon the exercise of 1,295,892 Private Placement Warrants, which constitutes approximately 53.54% of the outstanding shares of HYMC Common Stock, calculated in accordance with Rule 13d-3 under the Act (based on 60,655,934 shares of HYMC Common Stock outstanding, which includes (i) the 50,160,042 shares of HYMC Common Stock outstanding as of May 29, 2020, as set forth in the Closing 8-K, (ii) 9,200,000 Sponsor Warrants held by Sponsor, which are exercisable into 9,200,000 shares of HYMC Common Stock and (iii) 1,295,892 Private Placement Warrants held collectively by certain of the Mudrick Funds as described herein, which are exercisable into 1,295,892 shares of HYMC Common Stock). The filing of this Statement shall not be construed as an admission that a Reporting Person beneficially owns those shares held by any other Reporting Person.

Sponsor may be deemed to beneficially own 4,813,180 shares of HYMC Common Stock and 9,200,000 shares of HYMC Common Stock issuable upon the exercise of 9,200,000 Sponsor Warrants, which represents approximately 23.61% of the outstanding shares of HYMC Common Stock (based on 59,360,042 shares of HYMC Common Stock outstanding, which includes (i) the 50,160,042 shares of HYMC Common Stock outstanding as of May 29, 2020, as set forth in the Closing 8-K and (ii) 9,200,000 Sponsor Warrants exercisable into 9,200,000 shares of HYMC Common Stock).

Mudrick Opportunity Fund may be deemed to beneficially own 7,724,035 shares of HYMC Common Stock and 381,348 shares of HYMC Common Stock issuable upon the exercise of 381,348 Private Placement Warrants, which represents approximately 16.04% of the outstanding shares of HYMC Common Stock (based on 50,541,390 shares of HYMC Common Stock outstanding, which includes (i) the 50,160,042 shares of HYMC Common Stock outstanding as of May 29, 2020, as set forth in the Closing 8-K and (ii) 381,348 Private Placement Warrants exercisable into 381,348 shares of HYMC Common Stock).

Mudrick Specialty Fund may be deemed to beneficially own 595,034 shares of HYMC Common Stock and 45,263 shares of HYMC Common Stock issuable upon the exercise of 45,263 Private Placement Warrants, which represents approximately 1.28% of the outstanding shares of HYMC Common Stock (based on 50,205,305 shares of HYMC Common Stock outstanding, which includes (i) the 50,160,042 shares of HYMC Common Stock outstanding as of May 29, 2020, as set forth in the Closing 8-K and (ii) 45,263 Private Placement Warrants exercisable into 45,263 shares of HYMC Common Stock).

Mudrick GP may be deemed to beneficially own 8,319,069 shares of HYMC Common Stock and 426,611 shares of HYMC Common Stock issuable upon the exercise of 426,611 Private Placement Warrants, which represents approximately 17.29% of the outstanding shares of HYMC Common Stock (based on 50,586,653 shares of HYMC Common Stock outstanding, which includes (i) the 50,160,042 shares of HYMC Common Stock outstanding as of May 29, 2020, as set forth in the Closing 8-K and (ii) 426,611 Private Placement Warrants exercisable into 426,611 shares of HYMC Common Stock).

Mudrick Senior Secured Fund and Mudrick Senior Secured GP may be deemed to beneficially own 34,410 shares of HYMC Common Stock and 14,722 shares of HYMC Common Stock issuable upon the exercise of 14,722 Private Placement Warrants, which represents approximately 0.10% of the outstanding shares of HYMC Common Stock (based on 50,174,764 shares of HYMC Common Stock outstanding, which includes (i) the 50,160,042 shares of HYMC Common Stock outstanding as of May 29, 2020, as set forth in the Closing 8-K and (ii) 14,722 Private Placement Warrants exercisable into 14,722 shares of HYMC Common Stock).

Mudrick Drawdown Fund and Mudrick Drawdown Fund GP may be deemed to beneficially own 1,817,559 shares of HYMC Common Stock and 40,493 shares of HYMC Common Stock issuable upon the exercise of 40,493 Private Placement Warrants, which represents approximately 3.70% of the outstanding shares of HYMC Common Stock (based on 50,200,535 shares of HYMC Common Stock outstanding, which includes (i) the 50,160,042 shares of HYMC Common Stock outstanding as of May 29, 2020, as set forth in the Closing 8-K and (ii) 40,493 Private Placement Warrants exercisable into 40,493 shares of HYMC Common Stock).

Mudrick Drawdown Fund II and Mudrick Drawdown Fund II GP may be deemed to beneficially own 500,000 shares of HYMC Common Stock and 213,920 shares of HYMC Common Stock issuable upon the exercise of 213,920 Private Placement Warrants, which represents approximately 1.42% of the outstanding shares of HYMC Common Stock (based on 50,373,962 shares of HYMC Common Stock outstanding, which includes (i) the 50,160,042 shares of HYMC Common Stock outstanding as of May 29, 2020, as set forth in the Closing 8-K and (ii) 213,920 Private Placement Warrants exercisable into 213,920 shares of HYMC Common Stock).

Each of Mr. Mudrick, Mudrick Capital and Mudrick Capital GP may be deemed to beneficially own an aggregate of 21,981,238 shares of HYMC Common Stock, 9,200,000 shares of HYMC Common Stock issuable upon the exercise of 9,200,000 Sponsor Warrants, and 1,295,892 shares of HYMC Common Stock issuable upon the exercise of 1,295,892 Private Placement Warrants, which constitutes approximately 53.54% of the outstanding shares of HYMC Common Stock (based on 60,655,934 shares of HYMC Common Stock outstanding, which includes (i) the 50,160,042 shares of HYMC Common Stock outstanding as of May 29, 2020, as set forth in the Closing 8-K, (ii) 9,200,000 Sponsor Warrants held by Sponsor, which are exercisable into 9,200,000 shares of HYMC Common Stock and (iii) 1,295,892 Private Placement Warrants held collectively by certain of the Mudrick Funds as described herein, which are exercisable into 1,295,892 shares of HYMC Common Stock).

By virtue of the relationship described herein, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5 under the Act. As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and therefore beneficially own, the securities of the Company beneficially owned by members of the group as a whole. The filing of this Statement shall not be construed as an admission that the Reporting Persons beneficially own those securities held by another member of such group. In addition, each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

(b) The number of shares of HYMC Common Stock as to which each of the Reporting Persons has sole or shared power to vote, direct the vote, dispose or direct the disposition are as set forth in rows seven through ten of the cover pages hereof.

(c) Except as set forth herein, the Reporting Persons have not effected any transactions in securities of the Company during the past 60 days.

(d) No person other than the Reporting Persons is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of any securities covered by this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Items 2, 3, 4 and 5 is hereby incorporated by reference into this Item 6. The Reporting Persons are party to the following agreements with respect to shares of HYMC Common Stock:

Second Amended and Restated Registration Rights Agreement

On May 29, 2020, the Company, Sponsor, Cantor Fitzgerald & Co., the Exchange Holders, certain stockholders of Seller that received shares of HYMC Common Stock in the business combination and may be affiliates of the Company after consummation of the business combination, the Mudrick Funds, and Sprott Private Resource Lending II (Collector), L.P. (such persons or entities, collectively, the “restricted stockholders”) entered into the Second Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which the restricted stockholders are entitled to, among other things, customary registration rights, including demand, piggy-back and shelf registration rights, subject to cut-back provisions. The restricted stockholders have agreed in the Registration Rights Agreement not to sell, transfer, pledge or otherwise dispose of shares of HYMC Common Stock they hold or receive for certain time periods, ranging from between 30 days after the consummation of the business combination for the Private Placement Warrants purchased pursuant to the Subscription Agreements to six months for shares received pursuant to the Exchange Agreement, to one year after the consummation of the business combination for the shares of HYMC Common Stock issued to Sponsor in the Conversion, subject to certain exceptions. Pursuant to the terms of the Registration Rights Agreement, the Company is obligated to file a shelf registration statement on Form S-3, or Form S-1 if unavailable, to register the shares of HYMC Common Stock and warrants covered by the Registration Rights Agreement.

This summary description does not purport to be complete, and is qualified in its entirety by reference to the Registration Rights Agreement, a copy of which is filed as Exhibit 8 to this Statement.

Sponsor Warrants

Pursuant to the terms of that certain Warrant Agreement (the “2018 Warrant Agreement”), dated as of February 7, 2018, by and between the Company and Continental Stock Transfer & Trust Company, as warrant agent, the Sponsor Warrants represent the right to acquire one (1) share of HYMC Common Stock at an exercise price of $11.50 per share. The Sponsor Warrants may be exercised by the holder thereof only during the period commencing on June 28, 2020 and ending on May 29, 2025. For so long as Sponsor (or a permitted transferee) continues to hold the Sponsor Warrants, the Sponsor Warrants may not be redeemed. Notwithstanding the foregoing, pursuant to the terms of the 2018 Warrant Agreement and the related warrant certificates, no Sponsor Warrant may be exercised unless at the time of exercise (i) a registration statement covering the shares of HYMC Common Stock to be issued upon exercise is effective under the Securities Act of 1933, as amended, and (ii) a prospectus thereunder relating to the shares of HYMC Common Stock is current, except through “cashless exercise” as provided under the 2018 Warrant Agreement if a registration statement covering the HYMC Common Stock underlying the Sponsor Warrants is not effective by July 28, 2020.

 This summary description does not purport to be complete, and is qualified in its entirety by reference to the 2018 Warrant Agreement, a copy of which is filed as Exhibit 9 to this Statement.

Private Placement Warrants

Pursuant to the terms of that certain Warrant Agreement (the “2020 Warrant Agreement”), dated as of May 29, 2020, by and between the Company and Continental Stock Transfer & Trust Company, as warrant agent, the Private Placement Warrants represent the right to acquire one (1) share of HYMC Common Stock at an exercise price of $11.50 per share. The Private Placement Warrants may be exercised by the holder thereof only during the period commencing on June 28, 2020 and ending on May 29, 2025. Once exercisable, the Private Placement Warrants may be redeemed, at a price of $0.01 per warrant, if the last sale price of the shares of HYMC Common Stock equals or exceeds $18.00 per share for any 20 trading days within a 30 trading day period ending on the third business day before the notice of redemption is sent to the warrant holders. Notwithstanding the foregoing, pursuant to the terms of the 2020 Warrant Agreement and the related warrant certificates, no Private Placement Warrant may be exercised unless at the time of exercise (i) a registration statement covering the shares of HYMC Common Stock to be issued upon exercise is effective under the Securities Act of 1933, as amended, and (ii) a prospectus thereunder relating to the shares of HYMC Common Stock is current, except through “cashless exercise” as provided under the 2020 Warrant Agreement if a registration statement covering the HYMC Common Stock underlying the Private Placement Warrants is not effective by July 28, 2020.

This summary description does not purport to be complete, and is qualified in its entirety by reference to the 2020 Warrant Agreement, a copy of which is filed as Exhibit 10 to this Statement.

Item 7. Material to Be Filed as Exhibits.

Exhibit No.	Description

1.	Purchase Agreement, dated as of January 13, 2020, by and among Mudrick Capital Acquisition Corporation, MUDS Acquisition Sub, Inc. and Hycroft Mining Corporation (Incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Mudrick Capital Acquisition Corporation with the Securities and Exchange Commission on January 14, 2020).

2.	Exchange Agreement, dated as of January 13, 2020, by and among MUDS Acquisition Sub, Inc. and certain investment funds affiliated with or managed by Mudrick Capital Management, L.P., Whitebox Advisors LLC, Highbridge Capital Management, LLC, Aristeia Capital, LLC or Wolverine Asset Management, LLC, in each case, signatory thereto (Incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Mudrick Capital Acquisition Corporation with the Securities and Exchange Commission on January 14, 2020).

3.	Omnibus Amendment to Note Purchase Agreements and Exchange Agreement, dated May 28, 2020 by and between MUDS Acquisition Sub, Inc., Hycroft Mining Corporation and certain of its direct and indirect subsidiaries and certain investment funds affiliated with or managed by Mudrick Capital Management, L.P., Whitebox Advisors LLC, Highbridge Capital Management, LLC, Aristeia Capital, LLC and Wolverine Asset Management, LLC, in each case, signatory thereto (Incorporated by reference to Exhibit 10.12 to the Current Report on Form 8-K filed by Hycroft Mining Holding Corporation with the Securities and Exchange Commission on June 4, 2020).

4.	Form of Subscription/Backstop Agreement (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Mudrick Capital Acquisition Corporation with the Securities and Exchange Commission on January 14, 2020).

5.	Form of Amendment to Subscription Agreement (Incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by Hycroft Mining Holding Corporation with the Securities and Exchange Commission on June 4, 2020).

6.	Forward Purchase Contract, dated as of January 24, 2018, between MUDS and Sponsor (Incorporated by reference to Exhibit 10.16 to the Current Report on Form 8-K filed by Hycroft Mining Holding Corporation with the Securities and Exchange Commission on June 4, 2020).

7.	Parent Sponsor Letter Agreement, dated as of January 13, 2020, by and between Mudrick Capital Acquisition Corporation and Mudrick Capital Acquisition Holdings LLC (Incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by Mudrick Capital Acquisition Corporation with the Securities and Exchange Commission on January 14, 2020).

8.	Second Amended and Restated Registration Rights Agreement, dated as of May 29, 2020, by and among Hycroft Mining Holding Corporation and the restricted stockholders (Incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by Hycroft Mining Holding Corporation with the Securities and Exchange Commission on June 4, 2020).

9.	Warrant Agreement, dated February 7, 2018, between Continental Stock Transfer & Trust Company, LLC and Mudrick Capital Acquisition Corporation (Incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by Hycroft Mining Holding Corporation with the Securities and Exchange Commission on June 4, 2020).

10.	Warrant Agreement, dated as of May 29, 2020, by and between Hycroft Mining Holding Corporation (f/k/a Mudrick Capital Acquisition Corporation) and Continental Stock Transfer & Trust Company (Incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K filed by Hycroft Mining Holding Corporation with the Securities and Exchange Commission on June 4, 2020).

11.	Joint Filing Agreement by and among Jason Mudrick, Mudrick Capital Management, L.P., Mudrick Capital Acquisition Holdings LLC, Mudrick Capital Management, LLC, Mudrick Distressed Opportunity Fund Global, L.P., Mudrick Distressed Opportunity Specialty Fund, L.P., Mudrick GP, LLC, Mudrick Distressed Senior Secured Fund Global, L.P., Mudrick Senior Secured Fund GP, LLC, Mudrick Distressed Opportunity Drawdown Fund, L.P., Mudrick Distressed Opportunity Drawdown Fund GP, LLC, Mudrick Distressed Opportunity Drawdown Fund II, L.P. and Mudrick Distressed Opportunity Drawdown Fund II GP, LLC, dated June 8, 2020.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 8, 2020

Jason Mudrick

By:	/s/ Jason Mudrick
Name: Jason Mudrick

Mudrick Capital Management, L.P. By: Mudrick Capital Management, LLC its general partner

By:	/s/ Jason Mudrick
Name: Jason Mudrick
TitleSole Member

Mudrick Capital Management, LLC

By:	/s/ Jason Mudrick
Name: Jason Mudrick
Title Sole Member

MUDRICK CAPITAL ACQUISITION HOLDINGS LLC By: Mudrick Capital Management, L.P., its managing member

By:	/s/ Jason Mudrick
Name: Jason Mudrick
Title Sole Member

Mudrick Distressed Opportunity Fund Global, L.P. By: Mudrick GP, LLC, its general partner

By:	/s/ Jason Mudrick
Name: Jason Mudrick
Title Sole Member

Mudrick Distressed Opportunity Specialty Fund, L.P. By: Mudrick GP, LLC, its general partner

By:	/s/ Jason Mudrick
Name: Jason Mudrick
Title Sole Member

Mudrick GP, LLC

By:	/s/ Jason Mudrick
Name: Jason Mudrick
Title Sole Member

Mudrick Distressed Senior Secured Fund Global, L.P. By: Mudrick Senior Secured Fund GP, LLC, its general partner

By:	/s/ Jason Mudrick
Name: Jason Mudrick
Title Sole Member

Mudrick Senior Secured Fund GP, LLC

By:	/s/ Jason Mudrick
Name: Jason Mudrick
Title Sole Member

Mudrick Distressed Opportunity Drawdown Fund, L.P. By: Mudrick Distressed Opportunity Drawdown Fund GP, LLC, its general partner

By:	/s/ Jason Mudrick
Name: Jason Mudrick
Title Sole Member

Mudrick Distressed Opportunity Drawdown Fund GP, LLC

By:	/s/ Jason Mudrick
Name: Jason Mudrick
Title Sole Member

Mudrick Distressed Opportunity Drawdown Fund II, L.P. By: Mudrick Distressed Opportunity Drawdown Fund II GP, LLC, its general partner

By:	/s/ Jason Mudrick
Name: Jason Mudrick
Title Sole Member

Mudrick Distressed Opportunity Drawdown Fund GP II, LLC

By:	/s/ Jason Mudrick
Name: Jason Mudrick
Title Sole Member